Exhibit 99.2

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the six months ended June 30, 2022 and 2021

2

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the six months ended June 30, 2022 and 2021

(Expressed in United States Dollars)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to provide readers of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results.

Our MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements of Trillion Energy International Inc., (“Trillion Energy”, the “Company”, “we”, and “our”) and the related notes thereto for the six months ended June 30, 2022 and 2021, and the audited consolidated financial statements for the years ended December 31, 2021 and 2020 and the related notes thereto. Unless otherwise noted, all currency amounts are in US dollars.

Additional information related to the Company is available on its website at www.trillionenergy.com. Our prior Annual Reports on Form 20-F, Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed with or furnished to the U.S. Securities and Exchange Commission (“SEC”), pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (“Exchange Act”), can be accessed free of charge by linking directly from our website under the “Investor Relations - SEC Filings” caption to the SEC’s Edgar Database, as well as on the Canadian Securities Administrator’s website at www.sedar.com.

This MD&A was approved by the directors of the Company on August 24, 2022.

Caution Regarding Forward-Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

3

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. IThe move coincided with the redomicile of the Company from Delaware to British Columbia, a move which was approved by shareholders in November 2021. The Company also has a registered office in Turkey and Bulgaria. The Company was originally incorporated in Delaware in 2015, and in January 2022 became a British Columbia Company. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware, United States to British Columbia, Canada by way of an amalgamation transaction with the Company’s British Columbian subsidiary (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy Inc. The Company continued to operate under the name of Trillion Energy International Inc. after the Repatriation Transaction.

As a result of the Repatriation Transaction, the Company met the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

Developments of the Business

Trillion Energy International Inc. an oil and gas producer in Europe. The Company’s current focus is on increasing conventional natural gas production at its SASB field located in the Black Sea, Turkey. In addition, it produces oil from the Cendere field, a long-term low decline oil field. It also has an exploration license in Bulgaria which is currently inactive, but to which it intends to explore for coal bed methane generated natural gas in the future.

To increase production at its SASB natural gas field in Turkey, the Company has planned a seven well drilling program set to commence in late August 2022 when the rig arrives at site and concluding in or about April 2023. The Company will use a jack-up rig to conduct the drilling, which is scheduled to commence late August 2022. Each new production well is expected to take an average of 45 days to drill, with reentries into existing wells an average of 15 days per well. The wells will be drilled using the Uranus jack up drilling rig under contract from Romania.

The Company received approximately CAD $41 million from two financings this year to fund this new development, through a private placement in March 2022 for approximately $18.5 million and a prospectus raise in June 2022 for $22.5M CAD (gross proceeds) brokered by Mackie Research Capital and Echelon Capital Markets.

4

Turkey

The Company primarily operates in Turkey, where it owns two key assets; an interest in the producing Cendere oil field (“Cendere”) and a natural gas field, the South Akcakoca Sub-Basin gas field (“SASB”). Cendere is a mature long-term low decline oil field. The second asset is the SASB natural gas field, a producing shallow water development to which the Company is currently focused on increasing production by drilling new wells.

Cendere

The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkey all except certain wells. At June 30, 2022, the gross oil production rate for the producing wells in Cendere was 734 bbls/day (barrels per day); the average daily 2022 Q2 gross production rate for the field was 661 bbls/day. At the end of June 2022, oil was sold at a price of approximately US$109 per barrel (“bbl”). At June 30, 2022, the Cendere field was producing 109 barrels of oil per day net to the us; and averaged 97 barrels per day during 2022 Q2 net to the Company..

SASB

The Company’s interest in SASB is 49%. SASB has four producing natural gas fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The SASB fields are located off the north coast of Turkey towards the western end of the Black Sea. Total gross production to date from the four fields is approximately 42.2 billion cubic feet (“Bcf”).

The Company plans to commence drilling additional wells and to conduct workovers on SASB commencing August 2022, at which time the Uranus Rig will arrive from Romania on the licence block and drilling will commence. The initial program will be seven wells (two workovers and five new directional wells) all which be put on production during the program upon successful completion, thus generating revenue. The Company plans to extent the work program for up to an additional 10 wells, depending in part on the results of the first wells. This work program is expected to substantially boost production on the field.

New wells have not been drilled on SASB since 2011 and the current four producing wells are over 10 years old and require workovers or are depleted. As at June 30, 2022, the gross gas production rate for the remaining producing wells in SASB was 0.103 million cubic feet per day (“MMcfd”); the average daily 2022 gross production rate for the field was 0.261 MMcfd. As these are legacy wells and new wells are planned, recent production figures are not indicative as to future production rates.

On May 18, 2022 the Company announced that it had signed a contract (“Contract”) to obtain drilling services from GSP Offshore SRL (“GSP”) for the Company’s planned SASB natural gas production and development program. GSP was selected as its Uranus jack-up drilling rig is currently in the Black Sea, thus reducing costs of mobilization and because GSP has previously successfully drilled prior wells on the SASB gas field. The Contract anticipates drilling up to five new wells and two recompletions (the “Initial Program”) and provides for a minimum 100 of drilling days at a rate of USD $95,000/day. The duration of the Initial Project is expected to be 7 months with one new well being put into production every 15-45 days.

The average natural gas sale price year to date was US$15.75/Mcf and US$20.08 per Mcf for the month ending June 30, 2022. The lower net back is a result of relatively lower production levels being incurred due to natural decline, down approximately 96% since peak production rates occurred during 2011, given no new wells have been drilled since 2011. At the end of July 2022, gas is currently sold at a price of approximately US$20/MCF.

The Company also desires to utilize the GSP rig for an additional 7-10 new well drillings /workovers continuously after the completion of the Initial Program, on the same or similar fiscal terms as the Initial Project. This subsequent project primarily includes exploratory wells and or additional wells drilled into producing gas pool reserves. The exact number of wells targeted for the second program will depend on the results of the Initial Program.

It is the Company’s plan to drill the wells more or less continuously to reduce mobilization costs and take advantage of high gas prices, by bringing one new well into production every 45 days starting September 2022 and then throughout the duration of 2023 into 2024, thereby significantly ramping up the Company’s production during that time frame.

5

The new wells are anticipated to produce gas immediately upon completion, with production sold into the existing pipeline grid under contract, where high demand exists for the Company’s production as natural gas prices reached over USD $21 MCF during August 2022.

The Company also plans to explore potential opportunities around the SASB development license area, which is currently 12,385 hectares, by applying for a Technical Investigation Survey Permit for 200,000 hectares of surrounding area (“the Permit”). Upon receiving the Permit, the Company planned to reprocess existing 3D and 2D seismic with new technology. Such new technology is expected to improve the resolution of the data and define new exploration targets around the SASB.

Bulgaria license

In October of 2010, the Company was awarded an exploration permit for the “Vranino 1-11 Block”, a 98,205 acre oil and gas exploration land located in Dobrudja Basin, Bulgaria, by the Bulgarian Counsel of Ministers. On April 1, 2014, the Company entered into an Agreement for Crude Oil and Natural Gas Prospecting and Exploration in the Vranino 1-11 Block with the Ministry of Economy and Energy of Bulgaria (the “License Agreement”). The initial term of the License Agreement is five years. This five-year period will commence once the Bulgarian regulatory authorities approve of the Company’s work programs for the permit area. The License Agreement (or applicable legislation) provides for possible extension periods for up to five additional years during the exploration phase, as well as the conversion of the License Agreement to an exploitation concession, which can last for up to 35 years. Under the License Agreement, the Company will submit a yearly work program that is subject to the approval of the Bulgarian regulatory authorities. The running time for the work program has not yet commenced for the work program, due certain environmental reports being required to be completed first. The project has been placed on hold by the Company given its focus on other near-term production opportunities.

Strategic Focus

Our focus currently is increasing oil and gas production during times of high oil and gas prices and in particular, our natural gas reserves at the SASB gas field in Turkey, which we expect will generate significant cash-flow and profits for the Company. Further development beyond the first seven wells is contingent upon reinvesting cashflow from earlier wells into new wells, and our plan is to further develop the fields as approvals and funds are on hand and as the rig schedule may allow.

Overall Performance

The Company focused its efforts for the six months ended June 30, 2022 on raising funds through the completion of various private placements and the closing of a prospectus, raising gross proceeds of approximate $41.5M CAD (gross proceeds) (US$31M).

Revenues increased for the six months ended June 30, 2022 compared to the six month period ended June 30, 2021. The increase is primarily due to an increase in the sale price of oil and gas realized in the first half of 2022 compared to the first half of 2021. This is partially offset by a decrease in sales volume for the first half of 2022 compared to the first half of 2021.

Net loss significantly decreased over the six months ended June 30, 2022 compared to the six months ended June 30, 2021 primarily due to the change in fair value of the derivative liabilities recognized in the two periods.

The Company’s cash flow for the six months ended June 30, 2022 yielded a net increase of $22,475,529 primarily due to the cash raised from the closing of private placements and a prospectus during the period, but which was partially used to pay for upfront costs to the drilling program. During the six months ended June 30, 2021, the Company yielded a net increase of cash for $880,566, primarily from proceeds received on the exercise of warrants, options, and loan proceeds received.

6

The Company’s total assets increased primarily as a result increases in cash from the closing of the various financings completed in the period, coupled with advance payments made for drilling work to be completed in the second half of 2022.

Selected Quarterly Information

The following table sets forth selected interim financial information for the Company for the three and six month periods ended June 30, 2022 and 2021 and should be read in conjunction with the Company’s consolidated financial statements and related notes thereto for such periods.

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are expressed in United States dollars. The condensed consolidated interim financial statements for the six months ended June 30, 2022 are the first that the Company has prepared in accordance with IFRS (see Note 2 for details on First-Time Adoption of IFRS in the consolidated interim financial statements).

	For the six months ended June 30
	2022 ($)	2021($)
Total revenue	2,511,598	1,957,817
Net loss attributable to the Company	(1,884,929)	(7,442,627)
Net loss per share (basic and diluted)	(0.01)	(0.07)

	For the three months ended June 30
	2022($)	2021($)
Total revenue	1,497,973	1,013,255
Net income attributable to the Company	46,246	1,912,161
Net income per share (basic and diluted)	0.00	0.01

	As at
	June 30, 2022	December 31, 2021
Total assets	33,128,912	6,521,629
Total current liabilities	1,495,115	1,489,747
Total non-current liabilities	9,019,393	9,493,112

Results of Operations

Three and six months ended June 30, 2022 compared to the three and six months ended June 30, 2021

The net income for the three months ended June 30, 2022 decreased by 98% compared to the net income for the three months ended June 30, 2021 with $46,246 recognized during the three months ended June 30, 2022 as compared to a net income of $1,912,161 for the three months ended June 30, 2021.

7

The net loss for the six months ended June 30, 2022 decreased by 75% compared to the net loss for the six months ended June 30, 2021 with $1,884,929 recognized during the six months ended June 30, 2022 as compared to a net loss of $7,442,627 for the six months ended June 30, 2021.

Factors contributing to the net income/loss for the three and six month period included the following:

Revenue

Revenues increased by $484,718 from $1,013,255 for the three months ended June 30, 2021 to $1,497,973 for the three months ended June 30, 2022. The increase is primarily due to an increase in the sale price of oil and gas realized in the first half of 2022 compared to the first half of 2021. This is partially offset by a decrease in sales volume for the first half of 2022 compared to the first half of 2021.

Revenues increased by $553,781 from $1,957,817 for the six months ended June 30, 2021 to $2,511,598 for the six months ended June 30, 2022. The increase is primarily due to an increase in the sale price of oil and gas realized in the first half of 2022 compared to the first half of 2021. This is partially offset by a decrease in sales volume for the first half of 2022 compared to the first half of 2021.

Expenses

For the three months ended June 30, 2022, the Company incurred production expenses related to its Turkey operations of $735,087 (2021 - $601,633), depletion charges of $82,324 (2021 - $124,612), depreciation expense of $32,796 (2021 - $6,801) and asset retirement obligation accretion recovery of $141,923 (2021 – expense of $22,954). Production expenses increased by $133,454 due to workovers. Depletion decreased by $42,288 as a result of production levels decreasing, while depreciation expenses increased due to the purchase of additional equipment during the first half of 2022. A recovery of accretion of asset retirement costs of $141,923 was recognized due to a change in estimate for the three months ended June 30, 2022 from the three months ended March 31, 2022.

For the three months ended June 30, 2022, the Company had general and administrative expenses of $1,222,650, compared to $547,179 for the three months ended June 30, 2021. The increase is primarily due to an increase in management fees of $53,239, coupled with increases in advertising expenses of $286,779, consulting expenses of $54,016 and accounting fees of $47,599. The increases are in line with the Company’s increased activities in financing activities. $807,473 (2021 – $197,754) in expenses were from the North American head office and $415,177 (2021 - $349,425) for the Turkey office.

For the three months ended June 30, 2022, the Company had investor relations expenses of $183,700, compared to $723,574 for the three months ended June 30, 2021. The decrease is primarily due to a one-time expense compensated through the issuance of shares during the three months ended June 30, 2021 000 which does not re-occur in 2022.

For the six months ended June 30, 2022, the Company incurred production expenses related to its Turkey operations of $1,357,405 (2021 - $1,234,134), depletion charges of $148,873 (2021 - $233,713), depreciation expense of $43,976 (2021 - $13,808) and asset retirement obligation accretion expense of $82,905 (2021 - $45,827). Production expenses increased by $123,271 due well workovers. Depletion decreased by $84,840 as a result of a decrease in production levels, while depreciation expenses increased due to the purchase of additional equipment during the first half of 2022. Accretion of asset retirement costs increased by $37,078 for the six months ended June 30, 2022 primarily due to a change in the estimated risk free discount rate.

For the six months ended June 30, 2022, the Company had general and administrative expenses of $2,334,550, compared to $1,030,809 for the six months ended June 30, 2021. The increase is primarily due to an increase in management fees of $339,276, coupled with increases in advertising expenses of $296,582, consulting expenses of $214,498 and legal fees of $160,145. The increases correspond with the Company’s increased activities in financing activities and planned production ramp up. $1,680,304 (2021 – $602,986) in expenses were from the North American head office and $654,246 (2021 - $427,823) for the Turkey office.

For the six months ended June 30, 2022, the Company had investor relations expenses of $360,102, compared to $723,574 for the six months ended June 30, 2021. The decrease is due to a one-time expense compensated through the issuance of shares during the six months ended June 30, 2021 valued at approximately $560,000.

8

Other Income (Expense)

For the three months ended June 30, 2022, the Company had other income of $662,907 compared to other income of $2,965,901 for the three months ended June 30, 2021. Other income for the three months ended June 30, 2022 consists mainly of the gain from the change in the fair value of the derivative liability of $207,603 (2021 – $3,032,128) and foreign exchange gain of $449,745 (2021 – 65,527), offset by finance costs of $2,936 (2021 - $38,083) and a loss on debt extinguishment of $46 (2021 – $73,560). For the three months ended June 30, 2022, the derivative liability arises from the Company’s warrants which are exercisable in US dollars as they have an exercise price denominated in a currency other than the Company’s functional currency of the Canadian dollar. Over the period, the value of the derivative liability decreased as a result of the decrease in the Company’s share price from $0.28 as at April 1, 2022 to $0.195 as at June 30, 2022.

For the six months ended June 30, 2022, the Company had other income of $16,005 compared to other expenses of $5,957,294 for the six months ended June 30, 2021. Other income for the six months ended June 30, 2022 consists mainly of the loss from the change in the fair value of the derivative liability of $361,170 (2021 – $5,698,468) and finance costs of $29,448 (2021 - $49,382), offset by a gain on debt extinguishment of $71,236 (2021 – loss of $145,665) and foreign exchange gain of $328,620 (2021 – loss of $918). For the six months ended June 30, 2022, the derivative liability arises from the Company’s warrants which are exercisable in US dollars as they have an exercise price denominated in a currency other than the Company’s functional currency of the Canadian dollar. Over the period, the value of the derivative liability increased substantially as a result of the increase in the Company’s share price from $0.15 as at January 1, 2022 to $0.195 as at June 30, 2022.

Total Assets

As at June 30, 2022, total assets increased by $26,607,283 from $6,521,629 as at December 31, 2021 to $33,128,912 as at June 30, 2022. The increase in total assets was primarily a result of an increase in cash of $22,475,529 coupled by an increase in the Company’s prepaid expenses. The increase in cash is primarily a result of aggregate proceeds received of approximately $18 million CAD in gross proceeds pursuant to private placements closed in March 2022 and aggregate proceeds received of approximately $22 million CAD in gross proceeds pursuant to a prospectus closed in June 2022. The increase in prepaid expenses relates to advances made for drilling work that is expected to commence in Q3 2022.

Total Non-current Liabilities

Total non-current liabilities as at June 30, 2022 decreased by $473,719 from $9,493,112 as at December 31, 2021 to $9,019,393 as at June 30, 2022. The decrease in total non-current financial liabilities was primarily a result of a $561,475 decrease in asset retirement obligation as a result of changes in estimates in risk free discount rate. This decrease was offset by an increase in derivative liabilities of $44,004 resulting from the change in functional currency from US dollars to Canadian dollars.

9

Summary of Quarterly Results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS and are expressed in United States dollars.

	June 30, 2022 ($)	March 31, 2022 ($)	December 31, 2021 ($)	September 30, 2021 ($)
Revenue	1,497,973	1,013,625	863,703	879,207
Net Income (Loss)	46,246	(1,931,175)	76,656	5,418,647
Net Income (Loss) per share (basic and diluted)	0.00	(0.01)	0.00	0.03
Net and comprehensive income (Loss)	(820,751)	(1,789,064)	(104,740)	5,315,420

	2020
	June 30, 2021 ($)	March 31, 2021 ($)	December 31, 2020 ($)	September 30, 2020 ($)
Revenue	1,013,255	944,562	811,193	493,609
Net Income (Loss)	1,912,161	(9,354,788)	(1,129,624)	(1,183,375)
Net Income (Loss) per share (basic and diluted)	0.01	(0.07)	(0.01)	(0.01)
Net and comprehensive income (Loss)	1,818,934	(9,437,405)	(1,077,756)	(1,258,182)

Summary of Results During Prior Eight Quarters

Net loss decreased for the three months ended June 30, 2022 by $1,977,421 compared to the three months ended March 31, 2022 from a net loss of $1,931,175 to a net income of $46,246. The decrease is primarily due to a loss from the change in fair value of derivative liabilities of $568,773 recognized for the three months ended March 31, 2022 compared to a gain of $207,604 from the change in fair value of derivative liabilities recognized for the three months ended June 30, 2022, representing a total change of $776,377. This is coupled with a change in accretion on the Company’s ARO of $366,751, from recognizing an expense of $224,828 for the three months ended March 31, 2022 to recognizing a recovery of $141,923 for the three months ended June 30, 2022 as a result of changes in the estimated risk-free interest rate. Foreign exchange rates also fluctuated such that a gain of $449,381 was recognized for the three months ended June 30, 2022 compared to a loss of $121,125 was recognized for the three months ended March 31, 2022. Revenues increased by $484,348 primarily as a result of fluctuating oil sales prices between Q1 2022 and Q2 2022.

Net loss increased for the three months ended March 31, 2022 by $2,016,157 compared to the three months ended December 31, 2021 from a net income of $84,982 to a net loss of $1,931,175. The increase is primarily due to a gain from the change in fair value of derivative liabilities of $966,192 recognized for the three months ended December 31, 2021 and a loss of $568,773 from the change in fair value of derivative liabilities recognized for the three months ended March 31, 2022, representing a total change of $1,534,965. This is coupled with an increase of $403,874 in general and administrative expenses for the three months ended March 31, 2022 compared to the three months ended December 31, 2021. Revenues increased by $149,922 primarily as a result of fluctuating oil sales prices between Q4 2021 and Q1 2022.

Net income decreased for the three months ended December 31, 2021 by $5,279,906 compared to the three months ended September 30, 2021. This is mainly attributable to a decrease in the gain from the change in fair value of derivative liability of $5,239,722 from $6,205,914 for the three months ended September 30, 2021 to $966,192 for the three months ended December 31, 2021. This decrease is a result of the warrants underlying the derivative liability expiring during the three months ended September 30, 2021. Revenues stayed fairly consistent between Q3 and Q4, 2021 with a slight decrease of $15,504.

10

Net income increased for the three months ended September 30, 2021 by $3,532,545 compared to the three months ended June 30, 2021. This is mainly attributable to an increase in the gain from the change in fair value of derivative liability of $3,173,786 from $3,032,128 for the three months ended June 30, 2021 to $6,205,914 for the three months ended September 30, 2021. The increase is a result of the Company’s decreasing share price as at September 30, 2021 compared to June 30, 2021 which is used to re-value the derivative liability at period end. Revenues decreased by $134,048 primarily as a result of fluctuating oil sales prices between Q2 2021 and Q3 2021.

A net income of $1,832,343 was recorded for the three months ended June 30, 2021 compared to a net loss of $9,354,788 for the three months ended March 31, 2021, representing a change of $11,254,389. This is mainly attributable to an increase in the gain from the change in fair value of derivative liability of $11,762,724 from ($8,730,596) for the three months ended March 31, 2021 to $3,032,128 for the three months ended June 30, 2021. The increase is a result of the Company’s decreasing share price as at June 30, 2021 compared to March 31, 2021 which is used to re-value the derivative liability at period end. Revenues increased by $68,693 primarily as a result of fluctuating oil sales prices between Q1 2021 and Q2 2021.

Net loss increased for the three months ended March 31, 2021 by $8,225,164 compared to the three months ended December 31, 2020. This is mainly attributable to an increase in the loss from the change in fair value of derivative liability of $8,887,164 from ($156,568) for the three months ended December 31, 2020 to ($8,730,596) for the three months ended March 31, 2021. The increase is a result of the Company’s increasing share price as at March 31, 2021 compared to December 31, 2020 which is used to re-value the derivative liability at period end. Revenues increased by $133,369 primarily as a result of fluctuating oil sales prices between Q4 2020 and Q1 2021.

Net loss decreased for the three months ended December 31, 2020 by $53,751 compared to the three months ended September 30, 2020. This is mainly attributable to an increase in revenues of $317,584 as a result of increasing oil sales prices between Q3 and Q4 2020. This is offset by an increase in production costs of $201,354 and increase in stock based compensation of $76,177.

Net loss increased for the three months ended September 30, 2020 by $390,918 compared to the three months ended June 30, 2020. This is mainly attributable to an increase in stock based compensation of $167,189 in Q3 2020 compared to Q2 2020 as a result of the issuance of options in Q3 2020. Investor relation expense also increased by $149,505 during the three months ended September 30, 2020 compared to the three months ended June 30, 2020. Revenues decreased by $154,293 primarily as a result of fluctuating oil sales prices between Q2 2020 and Q3 2020.

Liquidity and Capital Resources

The following table summarizes our liquidity position in USD:

	June 30, 2022 (USD$)	December 31, 2021 (USD$)
Cash	23,502,519	1,026,990
Working capital	27,640,522	342,551
Total assets	33,128,912	6,521,629
Total liabilities	10,514,508	10,982,859
Stockholders’ equity (deficiency)	22,614,404	(4,461,230)

During the six months ended June 30, 2022, working capital increased to $27,640,522 from a working capital of $342,551 as at December 31, 2021. The $27,297,971 increase in working capital is attributable to an increase in cash of $22,475,529 primarily from the proceeds received for private placements completed in March and June 2022. Furthermore, with the increase in cash, the Company paid off current liabilities.

The Company is fully funded for its next 12 months operations, which include its 7 well drilling program, as during the six months ended June 30, 2022, the Company completed a private placement and prospectus for approximately $41.5M CAD (US$31M) in gross proceeds. The Company also intended to invest its cashflow from revenues generated by its 7 well drilling program into additional wells.

11

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	June 30, 2022 ($USD)	June 30, 2021 ($USD)
Net cash provided by (used in):
Operating activities	(5,798,415)	(643,369)
Investing activities	(160,003)	(7,122)
Financing activities	28,205,183	1,630,401
Effect of exchange rate on cash and cash equivalents	228,764	(97,921)
Increase (decrease) in cash, cash equivalents, and restricted cash	22,475,529	881,989

Cash Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2022 was $5,798,415, compared to $643,369 cash used in operating activities for six months ended June 30, 2021. The current period loss of $1,884,929 was coupled with $4,687,288 in changes in working capital items and offset by $773,802 in net non-cash items for the six months ended June 30, 2022. This compares to a loss of $7,442,627, coupled by $1,279 in net non-cash items and offset by $7,025,043 in changes in working capital items for the six months ended June 30, 2021.

Cash Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2022 was $160,003, compared to $7,122 used for the six months ended June 30, 2021. Oil and gas properties expenditures decreased to $Nil from $6,800 in the comparative period and property and equipment expenditures increased to $160,003 from $322 in the comparative period.

Cash Provided by Financing Activities

We have funded our business to date from sales of our common stock through private placements and loans from shareholders.

Net cash provided by financing activities for the six months ended June 30, 2022 was $28,205,183, compared to $1,630,401 for the six months ended June 30, 2021. Cash provided by financing activities in the current period was primarily related to $28,748,739 in proceeds, net of stock issuance costs, for the issuance of stock related to private placements and warrant and option exercises offset by note repayments. In the comparative period cash from financing activities was primarily related to the issuance of common shares, partially offset by repayment of note payable.

12

Future Operating Requirements

Based on our current plan of operations, which includes seven additional production wells, we estimate that we will not be required to raise additional funds to cover our plan of operations over the next 12 months and that our cash on hand of $23,502,519 along with our revenue generated from seven well drilling program will be sufficient to fund our planned operations over the next 12 months.

Our current plan of operations is the drilling of five (5) new wells at SASB and to re-enter two existing wells to perform workovers to increase gas production (the “Initial Work Program”). The Initial Work Program is expected to incur further capital expenditures of approximately $22,000,000 (net of funds invested to date) all which will be incurred within the next 12 months. Each of the wells put into production is expected to generate cashflow as they are brought online and as cash receipts from production are obtained on a monthly basis, our cash position will be enhanced and capital outlays will be covered, such that increasing sales revenue will contribute positively to the Company’s working capital and future anticipated capital expenditures.

Subsequent to the completion of the Initial Work Program, the Company plants to drill up to 10 additional wells over the next 12 to 30 months using entirely cashflow from operations generated by the first seven wells. Based on our 49% interest, we project that we will incur between $50 to $74 million in additional capital expenditures, which include a mixture of production and exploration wells. Based on our current cost, production estimates and forecasted commodity prices, we expect that cashflow generated from the Initial Work Program will be sufficient to cover all of the capital cost of the second phase of drilling as described within this paragraph.

As of June 30, 2022, the Company had unrestricted cash of US$23,502,519 and current liabilities of US $1,495,115 which it anticipates is sufficient to cover its plan of operations over the next 12 months

Transactions with Related Parties

At June 30, 2022, accounts payable and accrued liabilities included $144,804 (December 31, 2021 - $13,831) due to related parties. The amounts are unsecured, non-interest bearing and due on demand. A breakdown of the amounts owing by related party as at June 30, 2022 as follows:

Name	Relationship	Amounts owing
Arthur Halleran	Chief Executive Officer (“CEO”) and director	$68,019
David M. Thompson	Chief Financial Officer (“CFO”) and director	$40,874
Kubilay Yildirim	Director	$8,793
Barry Wood	Director	$27,118

During the six months ended June 30, 2022, management fees of $463,325 (2021 - $123,254) and director fees of $36,000 (2021 - $36,000) were incurred to related parties. A breakdown of the fees incurred by related party during the six months ended June 30, 2022 as follows:

Management fees and bonuses

Name	Relationship	Amount
Arthur Halleran	Chief Executive Officer (“CEO”) and director	$400,325
David M. Thompson	Chief Financial Officer (“CFO”) and director	$63,000

13

Directors’ fees

Name	Relationship	Amount
Arthur Halleran	CEO and director	$9,000
David M. Thompson	CFO and director	$9,000
Kubilay Yildirim	Director	$9,000
Barry Wood	Director	$9,000

During the six months ended June 30, 2022, the Company issued 2,000,000 (2021 - 1,416,667) units to relatives of the CEO for the settlement of accounts payable owed to the CEO in the amount of $242,513 (2021 - $70,833), resulting in no gain or loss.

During the six months ended June 30, 2022, the Company issued Nil (2021 - 5,146,667) common shares relating to the exercise of Nil (2021 – 4,476,667) warrants and Nil (2021 – 670,000) options held by related parties. As consideration, the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $Nil (2021 - $518,820 (CAD$648,078)). Refer to Note 11 of the accompanying condensed consolidated interim financial statements. As at June 30, 2022, notes receivable included $522,817 (December 31, 2021 - $517,985) due from related parties. The amounts are unsecured, bear interest at 5% per annum and mature between one to two years from grant. A breakdown of the amounts owed by related party as at June 30, 2022 as follows:

Name	Relationship	Amount
Arthur Halleran	CEO and director	$	_________
David M. Thompson	CFO and director		$48,678
Kubilay Yildirim	Director		$34,890

Financial Risk Management

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Foreign exchange risks are closely monitored, and attempts are made to match foreign cash inflows and outflows. As at June 30, 2022, the Company is primarily exposed to foreign exchange risk through its cash and cash equivalents denominated in Canadian dollars and Turkish Lira. The Company mitigates foreign exchange risk by monitoring foreign exchange rate trends and evaluating reinvestment opportunities when possible. The Company does not currently hedge its foreign exchange risk. Based on current exposures as at June 30, 2022 and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar or Turkish Lira against the United States dollar would result in a gain or loss of approximately $24,290 in the Company’s consolidated statements of loss and comprehensive loss, respectively

14

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and trade and other receivables are exposed to credit risk. The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. The Company has determined that no allowance is required as all amounts outstanding are considered collectible. During the six months ended June 30, 2022, the Company incurred $nil in bad debt expense (2021 - $nil).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s outstanding debt bears interest at fixed rates. As a result, at June 30, 2022, the Company is not exposed significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balances to enable settlement of transactions on the due date. The Company addresses its liquidity by raising capital through the issuance of debt and equity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Off-Balance Sheet Arrangements

On October 1, 2018 the Company entered into an agreement to grant to a consultant of the Company a 2% (two percent) gross overriding royalty on petroleum substances produced from certain of its currently undeveloped exploration properties, namely: Block 1-11 Vranino situated in Dobrich District, Bulgaria and seven contiguous exploration licences in the province of Hakkari Yuksekova Semdiali Derecik, Turkey. The Grant of the royalty agreement was for services involving technical and corporate advisory services.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares of which 369,674,974 were issued and outstanding as of June 30, 2022. As of the date of this MD&A, the total number of outstanding common shares was 371,399,974.

15

As at June 30, 2022, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
200,000	0.12	September 15, 2022	200,000
1,750,000	0.12	October 24, 2023	1,750,000
3,800,000	0.12	September 19, 2024	3,800,000
640,000	0.06	July 31, 2025	640,000
780,000	0.08	December 17, 2022	780,000
250,000	0.31	June 6, 2026	250,000
7,420,000			7,420,000

As of the date of this MD&A, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
1,750,000	0.12	October 24, 2023	1,750,000
3,800,000	0.12	September 19, 2024	3,800,000
640,000	0.06	July 31, 2025	640,000
505,000	0.08	December 17, 2022	505,000
250,000	0.31	June 6, 2026	250,000
2,560,000	0.23	July 26, 2025	1,400,000
9,505,000			8,345,000

As at June 30, 2022, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
1,000,000	0.16 USD	March 4, 2023
50,000	0.32 USD	June 6, 2023
2,124,999	0.08 USD	September 8, 2023
1,200,000	0.10 USD	September 8, 2023
2,358,080	0.08 USD	September 8, 2023
660,000	0.10 USD	September 30, 2023
21,705,438	0.35 USD	March 15, 2024
3,393,939	0.35 USD	March 16, 2024
2,954,545	0.35 USD	March 17, 2024
10,614,123	0.35 USD	March 18, 2024
21,469,254	0.35 USD	March 24, 2024
2,653,000	0.35 USD	March 28, 2024
36,268,450	0.39 USD	June 29, 2025
4,251,440	0.24 USD	June 29, 2025
110,703,268

As of the date of this MD&A, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
1,000,000	0.16 USD	March 4, 2023
50,000	0.32 USD	June 6, 2023
2,124,999	0.08 USD	September 8, 2023
1,200,000	0.10 USD	September 8, 2023
1,108,080	0.08 USD	September 8, 2023
660,000	0.10 USD	September 30, 2023
21,705,438	0.35 USD	March 15, 2024
3,393,939	0.35 USD	March 16, 2024
2,954,545	0.35 USD	March 17, 2024
10,614,123	0.35 USD	March 18, 2024
21,469,254	0.35 USD	March 24, 2024
2,653,000	0.35 USD	March 28, 2024
36,268,450	0.39 USD	June 29, 2025
4,251,440	0.24 USD	June 29, 2025
109,453,268

16

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with IFRS. The consolidated interim financial statements for the six months ended June 30, 2022 are the first that has been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

We believe that our critical accounting policies and estimates include the following:

Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue when it satisfies its performance obligation(s) by transferring control over a product to a customer. Revenue is measured based on the consideration the Company expects to receive in exchange for those products.

Performance Obligations and Significant Judgments

The Company sells oil and natural gas products in Turkey. The Company enters into contracts that generally include one type of distinct product in variable quantities and priced based on a specific index related to the type of product.

The oil and natural gas are typically sold in an unprocessed state to processors and other third parties for processing and sale to customers. The Company recognizes revenue at a point in time when control of the oil is transferred. For oil sales, control is typically transferred to the customer upon receipt at the wellhead or a contractually agreed upon delivery point. Under the Company’s natural gas contracts with processors, control transfers upon delivery at the wellhead or the inlet of the processing entity’s system. For the Company’s other natural gas contracts, control transfers upon delivery to the inlet or to a contractually agreed upon delivery point. In the cases where the Company sells to a processor, the Company has determined that the Company is the principal in the arrangement and the processors are the Company’s customers. The Company recognizes the revenue in these contracts based on the net proceeds received from the processor.

Transfer of control drives the presentation of transportation and gathering costs within the accompanying consolidated statements of loss and comprehensive loss. Transportation and gathering costs incurred prior to transfer of control are recorded within the general and administrative expense line item on the accompanying consolidated statements of loss and comprehensive loss, while transportation and gathering costs incurred subsequent to control transfer are recorded as a reduction to the related revenue.

A portion of the Company’s product sales are short-term in nature. For those contracts, the Company uses the practical expedient in IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) Paragraph 121 exempting the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

17

For the Company’s product sales that have a contract term greater than one year, the Company uses the practical expedient in IFRS 15 Paragraph 121(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore, future volumes are unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has no unsatisfied performance obligations at the end of each reporting period.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including any variable consideration identified. There is a low level of uncertainty due to the precision of measurement and use of index-based pricing with predictable differentials. Additionally, any variable consideration identified is not constrained.

Accounts Receivable

Accounts receivable consist of oil and gas receivables. The Company has classified these as short-term assets in the balance sheet because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company deems all accounts receivable to be collectable and has not recorded any allowance for doubtful accounts.

Exploration and Evaluation Assets

Pre-license exploration costs are recognized in the consolidated statement of operations and comprehensive loss as incurred.

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as exploration and evaluation assets.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to exploration expense.

Exploration and evaluation assets are not subject to depreciation, depletion and amortization.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties.

Oil and gas properties

Oil and gas properties (“O&G”) include exploration and evaluation expenditures, development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into cash generating units for impairment testing. The Company has grouped its O&G into two CGUs: the Cendere Oil Field and SASB Gas Field.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components).

18

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil ang gas properties are recognized in profit or loss as incurred.

The net carrying value of oil and gas properties is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reservoir engineers at least annually.

Stock-based compensation

Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and nonemployee directors.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to option reserve. Consideration paid to the company on exercise of options is credited to share capital and the associated amount in contributed surplus is reclassified to share capital.

Unit Offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares, measured on date of issue, was determined to be the component with the best evidence of fair value. The balance, if any, was allocated to the attached warrants. Costs directly identifiable with share capital financing are charged against share capital.

Initial adoption of new accounting standards

The Company adopted IFRS for the first time effective for the six months ended June 30, 2022, with a transition date on January 1, 2021. See Note 2(r) of the accompanying condensed consolidated interim financial statements for the six months ended June 30, 2022 and 2021 for details on the adoption.

Subsequent Events

Subsequent to June 30, 2022, the Company issued 1,250,000 shares pursuant to the exercise of 1,250,000 warrants at US$0.08 ($0.10 CAD) for proceeds of $100,000 ($128,913 CAD).

Subsequent to June 30, 2022, the Company issued 475,000 shares pursuant to the exercise of 475,000 options with exercise prices ranging from $0.08 - $0.12 for proceeds of approximately $45,332 ($58,439 CAD).

Subsequent to June 30, 2022, the Company granted 2,560,000 stock options to various employees of the Company. Each stock option can be exercised at $0.30 CAD (USD$0.23) for three years from the date of grant.

Subsequent to June 30, 2022, the Company issued 750,000 RSUs to an officer of the Company which vests immediately.

19